Exhibit 99.4

TD Bank Group Reports Second Quarter 2019 Results Earnings News Release • Three and Six months ended April 30, 2019

This quarterly Earnings News Release should be read in conjunction with the Bank's unaudited second quarter 2019 Report to Shareholders for the three and six months ended April 30, 2019, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated May 22, 2019. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $1.70, compared with $1.54.
•	Adjusted diluted earnings per share were $1.75, compared with $1.62.
•	Reported net income was $3,172 million, compared with $2,916 million.
•	Adjusted net income was $3,266 million, compared with $3,062 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2019, compared with the corresponding period last year:

•	Reported diluted earnings per share were $2.97, compared with $2.78.
•	Adjusted diluted earnings per share were $3.32, compared with $3.18.
•	Reported net income was $5,582 million, compared with $5,269 million.
•	Adjusted net income was $6,219 million, compared with $6,008 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $78 million ($66 million after-tax or 3 cents per share), compared with $86 million ($73 million after-tax or 4 cents per share) in the second quarter last year.
•	Charges associated with the acquisition of Greystone of $30 million ($28 million after-tax or 2 cents per share).

TORONTO, May 23, 2019 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the second quarter ended April 30, 2019. Second quarter reported earnings were $3.2 billion, up 9%, and adjusted earnings were $3.3 billion, up 7%, compared with the same quarter last year.

"TD achieved record earnings this quarter, reflecting continued year-over-year revenue growth in our retail businesses in Canada and the U.S., and stronger quarter-over-quarter results in our wholesale business," said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. "We made strong progress in the quarter, adding new capabilities, strengthening our business, and advancing our strategic priorities as we continue to build the bank of the future."

Canadian Retail

Canadian Retail reported net income of $1,849 million and adjusted net income of $1,877 million, an increase of 1% and 2%, respectively, compared with the same quarter last year. Revenue grew by 8% reflecting increased volumes, higher margins, and more assets under management in its wealth businesses. Canadian Retail is already showing results from its "Future Ready" strategy and received the "Highest in Customer Satisfaction among the Big Five Retail Banks", according to the J.D. Power 2019 Canada Retail Banking Satisfaction Study1.

U.S. Retail

U.S. Retail reported and adjusted net income was $1,263 million (US$948 million), an increase of 29% (23% in U.S. dollars) on a reported basis and 20% (15% in U.S. dollars) on an adjusted basis, compared with the same quarter last year. TD Ameritrade contributed $258 million (US$195 million) in reported and adjusted earnings to the segment, an increase of 93% (82% in U.S. dollars) and 32% (27% in U.S. dollars), respectively, in the same quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, reported net income of $1,005 million (US$753 million), up 19% (14% in U.S. dollars) on a reported basis and up 17% (12% in U.S. dollars) on an adjusted basis, from the same period last year. Earnings growth reflects higher deposit margins and increased loan and deposit volumes. U.S. Retail continued to invest in its digital platform and deliver industry-leading customer experiences, receiving the "Highest in Customer Satisfaction with Retail Banking in Southeast", according to the J.D. Power 2019 U.S. Retail Banking Satisfaction Study2.

Wholesale

Wholesale Banking saw a strong improvement over the first quarter of 2019, with net income of $221 million this quarter, reflecting higher trading-related revenue, advisory and underwriting fees from improved market conditions and increased client activity compared to the prior quarter. Compared to the second quarter last year, net income was $46 million lower, reflecting higher non-interest expenses, partially offset by lower provision for credit losses. The Wholesale Bank continues to invest in the global expansion of its U.S. dollar strategy.

[1]

TD Canada Trust received the highest score among the big five banks in the J.D. Power 2019 Canada Retail Banking Satisfaction Study of customers' satisfaction with their primary bank. Visit jdpower.com/awards.

[2]

TD Bank, America's Most Convenient Bank®, received the highest score in the Southeast region of the J.D. Power 2019 U.S. Retail Banking Satisfaction Study of customers' satisfaction with their own retail bank. Visit jdpower.com.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 1

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 12.0%.

Innovation

"We continue to enhance our omni capabilities and deliver new experiences to meet the evolving needs of our customers," added Masrani. "In recent months, we successfully converted our U.S. small business customers to our new digital platform, and participated in the launch of Verified.Me, which offers new options and added convenience to millions of Canadians."

Conclusion

"I want to thank our more than 85,000 colleagues across the globe for their significant contributions to the Bank's performance this quarter. I also want to congratulate them for our recent J.D. Power wins, which are testaments to their hard work and dedication to our customers," concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements".

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2018 MD&A") in the Bank's 2018 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", and in other statements regarding the Bank's objectives and priorities for 2019 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance, and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2018 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant Events" and "Significant and Subsequent Events in 2019" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2018 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2019", and for the Corporate segment, "Focus for 2019", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 2

TABLE 1:  FINANCIAL HIGHLIGHTS1

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Results of operations
Total revenue	$10,228	$9,998	$9,482	$20,226	$18,857
Provision for credit losses	633	850	556	1,483	1,249
Insurance claims and related expenses	668	702	558	1,370	1,133
Non-interest expenses – reported	5,248	5,855	4,837	11,103	9,698
Non-interest expenses – adjusted[2]	5,163	5,161	4,759	10,324	9,552
Net income – reported	3,172	2,410	2,916	5,582	5,269

Net income – adjusted[2]	3,266	2,953	3,062	6,219	6,008
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$663.6	$648.5	$622.0	$663.6	$622.0
Total assets	1,356.6	1,322.5	1,283.8	1,356.6	1,283.8
Total deposits	875.3	849.3	829.8	875.3	829.8
Total equity	84.9	81.7	76.7	84.9	76.7

Total Common Equity Tier 1 Capital risk-weighted assets[3]	452.3	439.3	417.8	452.3	417.8
Financial ratios
Return on common equity – reported	16.5%	12.2%	16.8%	14.3%	14.9%
Return on common equity – adjusted[4]	17.0	15.0	17.6	16.0	17.1
Return on tangible common equity[4]	23.4	17.5	24.4	20.4	21.8
Return on tangible common equity – adjusted[4]	23.6	21.0	25.0	22.3	24.3
Efficiency ratio – reported	51.3	58.6	51.0	54.9	51.4
Efficiency ratio – adjusted[2]	50.5	51.6	50.2	51.0	50.4

Provision for credit losses as a % of net average loans and acceptances[5]	0.39	0.50	0.36	0.45	0.41
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.70	$1.27	$1.54	$2.97	$2.78
Diluted	1.70	1.27	1.54	2.97	2.78
Dividends per share	0.74	0.67	0.67	1.41	1.27
Book value per share	43.51	41.69	38.26	43.51	38.26
Closing share price[6]	76.42	74.00	72.11	76.42	72.11
Shares outstanding (millions)
Average basic	1,826.6	1,833.1	1,843.6	1,829.9	1,842.6
Average diluted	1,830.0	1,836.2	1,847.5	1,833.2	1,846.8
End of period	1,828.4	1,830.8	1,844.6	1,828.4	1,844.6
Market capitalization (billions of Canadian dollars)	$139.7	$135.5	$133.0	$139.7	$133.0
Dividend yield[7]	3.9%	3.8%	3.7%	3.9%	3.5%
Dividend payout ratio	43.4	52.6	43.5	47.4	45.6
Price-earnings ratio	12.3	12.3	12.7	12.3	12.7

Total shareholder return (1 year)[8]	10.0	2.6	16.3	10.0	16.3
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$1.75	$1.57	$1.62	$3.32	$3.18
Diluted	1.75	1.57	1.62	3.32	3.18
Dividend payout ratio	42.1%	42.7%	41.4%	42.4%	39.9%

Price-earnings ratio	11.6	11.4	11.9	11.6	11.9
Capital ratios
Common Equity Tier 1 Capital ratio[3]	12.0%	12.0%	11.8%	12.0%	11.8%
Tier 1 Capital ratio[3]	13.5	13.5	13.5	13.5	13.5
Total Capital ratio[3]	15.8	15.9	15.8	15.8	15.8

Leverage ratio	4.2	4.1	4.1	4.2	4.1

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
[3]

Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2019, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are all 100%. For fiscal 2018, the scalars for inclusion were 80%, 83%, and 86%, respectively.

[4]	Metrics are non-GAAP financial measures. Refer to the "Return on Common Equity" and "Return on Tangible Common Equity" sections of this document for an explanation.
[5]	Excludes acquired credit-impaired (ACI) loans.
[6]	Toronto Stock Exchange (TSX) closing market price.
[7]

Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.

[8]	Total shareholder return is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank's U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Net interest income	$5,872	$5,860	$5,398	$11,732	$10,828

Non-interest income	4,356	4,138	4,084	8,494	8,029
Total revenue	10,228	9,998	9,482	20,226	18,857
Provision for credit losses	633	850	556	1,483	1,249
Insurance claims and related expenses	668	702	558	1,370	1,133

Non-interest expenses	5,248	5,855	4,837	11,103	9,698
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,679	2,591	3,531	6,270	6,777
Provision for income taxes	773	503	746	1,276	1,786

Equity in net income of an investment in TD Ameritrade	266	322	131	588	278
Net income – reported	3,172	2,410	2,916	5,582	5,269

Preferred dividends	62	60	52	122	104
Net income available to common shareholders and non-controlling interests in subsidiaries	$3,110	$2,350	$2,864	$5,460	$5,165
Attributable to:
Common shareholders	$3,110	$2,332	$2,846	$5,442	$5,129

Non-controlling interests	–	18	18	18	36

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3:  NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Operating results – adjusted
Net interest income	$5,872	$5,860	$5,398	$11,732	$10,828

Non-interest income[2]	4,356	4,138	4,084	8,494	8,118
Total revenue	10,228	9,998	9,482	20,226	18,946
Provision for credit losses	633	850	556	1,483	1,249
Insurance claims and related expenses	668	702	558	1,370	1,133

Non-interest expenses[3]	5,163	5,161	4,759	10,324	9,552
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,764	3,285	3,609	7,049	7,012
Provision for income taxes	787	678	763	1,465	1,416

Equity in net income of an investment in TD Ameritrade[4]	289	346	216	635	412
Net income – adjusted	3,266	2,953	3,062	6,219	6,008

Preferred dividends	62	60	52	122	104

Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	3,204	2,893	3,010	6,097	5,904
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	18	18	18	36

Net income available to common shareholders – adjusted	3,204	2,875	2,992	6,079	5,868
Pre-tax adjustments of items of note
Amortization of intangibles[5]	(78)	(80)	(86)	(158)	(171)
Charges related to the long-term loyalty agreement with Air Canada[6]	–	(607)	–	(607)	–
Charges associated with the acquisition of Greystone[7]	(30)	(31)	–	(61)	–
Charges associated with the Scottrade transaction[8]	–	–	(77)	–	(150)
Impact from U.S. tax reform[9]	–	–	–	–	(48)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[10]	(12)	(13)	(13)	(25)	(30)
Charges related to the long-term loyalty agreement with Air Canada	–	(161)	–	(161)	–
Charges associated with the acquisition of Greystone	(2)	(1)	–	(3)	–
Charges associated with the Scottrade transaction	–	–	(4)	–	(5)

Impact from U.S. tax reform[9]	–	–	–	–	405

Total adjustments for items of note	(94)	(543)	(146)	(637)	(739)
Net income available to common shareholders – reported	$3,110	$2,332	$2,846	$5,442	$5,129

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

Adjusted Non-interest income excludes the following item of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 9 – first quarter 2018 – $(89) million. This amount was reported in the Corporate segment.

[3]

Adjusted Non-interest expenses exclude the following items of note: Amortization of intangibles, as explained in footnote 5 – second quarter 2019 – $55 million, first quarter 2019 – $56 million, second quarter 2018 – $62 million, first quarter 2018 – $63 million; these amounts were reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 6 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 7 – second quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment. Charges associated with Scottrade transaction, as explained in footnote 8 – second quarter 2018 – $16 million and first quarter 2018 – $5 million; these amounts were reported in the U.S. Retail segment.

[4]

Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 5 – second quarter 2019 – $23 million, first quarter 2019 – $24 million, second quarter 2018 – $24 million, first quarter 2018 – $22 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 9 – first quarter 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. ("Scottrade"), as explained in footnote 8 – second quarter 2018 – $61 million, and first quarter 2018 – $68 million. This item was reported in the U.S. Retail segment.

[5]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[6]

On January 10, 2019, the Bank's long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after-tax) in the Canadian Retail segment during the first quarter of 2019.

[7]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone"). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

[8]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank's purchase of TD Ameritrade shares issued in connection with TD Ameritrade's acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after-tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts were reported in the U.S. Retail segment.

[9]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the Tax Cuts and Jobs Act (the "U.S. Tax Act") resulted in a net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.

[10]

The amount reported for the six months ended April 30, 2018, excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 5

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)1

(Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Basic earnings per share – reported	$1.70	$1.27	$1.54	$2.97	$2.78

Adjustments for items of note[2]	0.05	0.30	0.08	0.35	0.40
Basic earnings per share – adjusted	$1.75	$1.57	$1.62	$3.32	$3.18

Diluted earnings per share – reported	$1.70	$1.27	$1.54	$2.97	$2.78

Adjustments for items of note[2]	0.05	0.30	0.08	0.35	0.40
Diluted earnings per share – adjusted	$1.75	$1.57	$1.62	$3.32	$3.18

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. For fiscal 2019, the capital allocated to the business segments is based on 10% CET1 Capital. Capital allocated to the business segments was based on 9% for fiscal 2018.

Adjusted Return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018

Average common equity	$77,369	$75,873	$69,579	$76,663	$69,332
Net income available to common shareholders – reported	3,110	2,332	2,846	5,442	5,129

Items of note, net of income taxes[1]	94	543	146	637	739
Net income available to common shareholders – adjusted	$3,204	$2,875	$2,992	$6,079	$5,868
Return on common equity – reported	16.5%	12.2%	16.8%	14.3%	14.9%

Return on common equity – adjusted	17.0	15.0	17.6	16.0	17.1

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018

Average common equity	$77,369	$75,873	$69,579	$76,663	$69,332
Average goodwill	17,083	17,021	16,031	17,067	16,024
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,136	4,170	4,060	4,160	4,090
Average other acquired intangibles[1]	717	676	696	690	728

Average related deferred tax liabilities	(269)	(238)	(222)	(254)	(257)

Average tangible common equity	55,702	54,244	49,014	55,000	48,747
Net income available to common shareholders – reported	3,110	2,332	2,846	5,442	5,129

Amortization of acquired intangibles, net of income taxes[2]	66	67	73	133	141
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	3,176	2,399	2,919	5,575	5,270

Other items of note, net of income taxes[2]	28	476	73	504	598
Net income available to common shareholders – adjusted	$3,204	$2,875	$2,992	$6,079	$5,868
Return on tangible common equity	23.4%	17.5%	24.4%	20.4%	21.8%

Return on tangible common equity – adjusted	23.6	21.0	25.0	22.3	24.3
[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 6

SIGNIFICANT AND SUBSEQUENT EVENTS IN 2019

Agreement for Air Canada Credit Card Loyalty Program

On January 10, 2019, the Bank's long-term loyalty program agreement (the "Loyalty Agreement") with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned when Air Canada's new loyalty program launches in 2020.

In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in non-interest expenses – other in the Canadian Retail segment during the first quarter of 2019, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period. The Bank also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program. The Transaction reduced the Bank's CET1 ratio by approximately 13 basis points (bps).

Acquisition of Greystone

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone for consideration of $817 million, of which $475 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price will be held in escrow for two years post-acquisition, subject to their continued employment, and will be recorded as a compensation expense over the two-year escrow period.

The acquisition was accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $169 million of assets and $55 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets has been allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million, and goodwill of $433 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment. The purchase price allocation is subject to refinement and may be adjusted to reflect new information about facts and circumstances that existed at the acquisition date during the measurement period.

Normal Course Issuer Bid

As approved by the Board on May 22, 2019, the Bank announced its intention to initiate a normal course issuer bid (NCIB) for up to 20 million of its common shares, subject to the approval of OSFI and the TSX. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2018 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2018. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Provision for credit losses (PCL) related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $33 million, compared with $21 million in the prior quarter and $17 million in the second quarter last year.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 7

TABLE 7:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Net interest income	$3,010	$3,044	$2,781	$6,054	$5,606

Non-interest income	2,949	2,944	2,731	5,893	5,456
Total revenue	5,959	5,988	5,512	11,947	11,062
Provision for credit losses – impaired	256	264	219	520	456

Provision for credit losses – performing	24	46	–	70	33
Total provision for credit losses	280	310	219	590	489
Insurance claims and related expenses	668	702	558	1,370	1,133
Non-interest expenses – reported	2,481	3,084	2,232	5,565	4,543
Non-interest expenses – adjusted[1]	2,451	2,446	2,232	4,897	4,543
Provision for (recovery of) income taxes – reported	681	513	670	1,194	1,307

Provision for (recovery of) income taxes – adjusted[1]	683	675	670	1,358	1,307
Net income – reported	1,849	1,379	1,833	3,228	3,590
Net income – adjusted[1]	$1,877	$1,855	$1,833	$3,732	$3,590

Selected volumes and ratios
Return on common equity – reported[2]	43.2%	31.6%	50.6%	37.4%	48.9%
Return on common equity – adjusted[1,2]	43.9	42.5	50.6	43.2	48.9
Net interest margin (including on securitized assets)	2.99	2.94	2.91	2.97	2.89
Efficiency ratio – reported	41.6	51.5	40.5	46.6	41.1

Efficiency ratio – adjusted	41.1	40.8	40.5	41.0	41.1
Assets under administration (billions of Canadian dollars)	$421	$396	$392	$421	$392

Assets under management (billions of Canadian dollars)	349	332	289	349	289
Number of Canadian retail branches	1,100	1,099	1,121	1,100	1,121

Average number of full-time equivalent staff	40,498	39,997	38,051	40,243	38,050
[1]

Adjusted non-interest expenses exclude the following items of note: Charges related to the long-term loyalty agreement with Air Canada in the first quarter 2019 – $607 million ($446 million after-tax); and charges associated with the acquisition of Greystone in the second quarter 2019 – $30 million ($28 million after-tax) and the first quarter 2019 – $31 million ($30 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q2 2019 vs. Q2 2018

Canadian Retail reported net income for the quarter was $1,849 million, an increase of $16 million, or 1%, compared with the second quarter last year, reflecting higher revenue, partially offset by charges related to the acquisition of Greystone, higher other non-interest expenses, insurance claims, and PCL. On an adjusted basis, net income for the quarter was $1,877 million, an increase of $44 million, or 2%. The reported and adjusted annualized ROE for the quarter was 43.2% and 43.9%, respectively, compared with 50.6% in the second quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,959 million, an increase of $447 million, or 8%, compared with the second quarter last year.

Net interest income was $3,010 million, an increase of $229 million, or 8%, reflecting volume growth and higher margins. Average loan volumes increased $22 billion, or 5%, reflecting 5% growth in personal loans, and 9% growth in business loans. Average deposit volumes increased $9 billion, or 3%, reflecting 4% growth in personal deposits, 2% growth in wealth deposits, and 1% growth in business deposits. Net interest margin was 2.99%, an increase of 8 bps, reflecting rising interest rates, partially offset by competitive pricing in loans.

Non-interest income was $2,949 million, an increase of $218 million, or 8%, reflecting higher revenues from the insurance business, higher fee-based revenue in the banking businesses, and the acquisition of Greystone. The increase in non-interest income also included $76 million related to the higher fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

Assets under administration (AUA) were $421 billion as at April 30, 2019, an increase of $29 billion, or 7%, compared with the second quarter last year, reflecting new asset growth and increases in market value. Assets under management (AUM) were $349 billion as at April 30, 2019, an increase of $60 billion, or 21%, compared with the second quarter last year, reflecting the acquisition of Greystone, increases in market value and new asset growth.

PCL was $280 million, an increase of $61 million, or 28%, compared with the second quarter last year. PCL – impaired for the quarter was $256 million, an increase of $37 million, or 17%, reflecting low prior period provisions driven by strong credit performance in personal lending and business banking, and volume growth. PCL – performing was $24 million, an increase of $24 million, reflecting current quarter provisions in the credit card and other personal portfolios. Total PCL as an annualized percentage of credit volume was 0.27%, or an increase of 4 bps.

Insurance claims and related expenses for the quarter were $668 million, an increase of $110 million, or 20%, compared with the second quarter last year, reflecting changes in the fair value of investments supporting claims liabilities, less favourable prior years' claims development, and higher current year claims, partially offset by decreases in reinsurance claims assumed and less severe weather-related events.

Reported non-interest expenses for the quarter were $2,481 million, an increase of $249 million, or 11%, compared with the second quarter last year, reflecting higher spend supporting business growth including employee-related costs, charges related to the acquisition of Greystone, and increased spend on strategic initiatives. On an adjusted basis, non-interest expenses were $2,451 million, an increase of $219 million, or 10%.

The reported and adjusted efficiency ratio for the quarter was 41.6% and 41.1%, respectively, compared with 40.5% in the second quarter last year.

Quarterly comparison – Q2 2019 vs. Q1 2019

Canadian Retail reported net income for the quarter increased $470 million, or 34%, compared with the prior quarter. The increase in earnings reflects charges related to the agreement with Air Canada in the prior quarter, lower insurance claims and PCL, partially offset by lower revenue. On an adjusted basis, net income increased $22 million, or 1%. The reported and adjusted annualized ROE for the quarter was 43.2% and 43.9%, respectively, compared with 31.6% and 42.5%, respectively, in the prior quarter.

Revenue decreased $29 million compared with the prior quarter. Net interest income decreased $34 million, or 1%, reflecting the effect of fewer days in the second quarter, partially offset by higher margins. Average loan volumes were consistent with the prior quarter. Average deposit volumes increased $1 billion, reflecting 1% growth in personal deposits and 3% growth in wealth deposits, partially offset by a 2% decline in business deposits. Net interest margin was 2.99%, an increase of 5 bps, reflecting a refinement in revenue recognition assumptions in the auto finance portfolio and increased spread between the Prime Rate and the Bankers' Acceptance rate.

Non-interest income increased $5 million, reflecting the higher fair value of investments supporting claims liabilities of $19 million, which resulted in a similar increase to insurance claims and higher asset levels in the wealth management business, partially offset by the impact of fewer days in the second quarter.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 8

AUA increased $25 billion, or 6%, compared with the prior quarter, reflecting increases in market value and new asset growth. AUM increased $17 billion, or 5%, compared with the prior quarter, reflecting increases in market value.

PCL decreased $30 million, or 10%, compared with the prior quarter. PCL – impaired decreased by $8 million, or 3%. PCL – performing decreased by $22 million reflecting lower unfavourable credit migration in the personal lending and business banking portfolios. Total PCL as an annualized percentage of credit volume was 0.27%, a decrease of 2 bps.

Insurance claims and related expenses for the quarter decreased $34 million, or 5%, compared with the prior quarter, reflecting more favourable prior years' claims development and lower current year claims, partially offset by the impact of changes to actuarial assumptions in the life and health business in the prior quarter, changes in the fair value of investments supporting claims liabilities, and more severe weather-related events.

Reported non-interest expenses decreased $603 million, or 20%, compared with the prior quarter, reflecting charges related to the agreement with Air Canada in the prior quarter. On an adjusted basis, non-interest expenses were relatively flat compared to the prior quarter.

The reported and adjusted efficiency ratio for the quarter was 41.6% and 41.1%, respectively, compared with 51.5% and 40.8%, respectively, in the prior quarter.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Canadian Retail reported net income for the six months ended April 30, 2019, was $3,228 million, a decrease of $362 million, or 10%, compared with same period last year. The decrease in earnings reflects charges related to the agreement with Air Canada and the acquisition of Greystone, higher other non-interest expenses, insurance claims, and PCL, partially offset by revenue growth. On an adjusted basis, net income for the period was $3,732 million, an increase of $142 million, or 4%. The reported and adjusted annualized ROE for the period was 37.4% and 43.2%, respectively, compared with 48.9% in the same period last year.

Revenue for the period was $11,947 million, an increase of $885 million, or 8%, compared with same period last year. Net interest income increased $448 million, or 8%, reflecting volume growth and higher margins. Average loan volumes increased $23 billion, or 6%, reflecting 5% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $9 billion, or 3%, reflecting 3% growth in personal deposits volume and 2% growth in business deposit volumes. Net interest margin was 2.97%, an increase of 8 bps, reflecting rising interest rates, partially offset by competitive pricing in loans.

Non-interest income increased $437 million, or 8%, reflecting higher revenues from the insurance business, higher fee-based revenue in the banking businesses, and the acquisition of Greystone. The increase in non-interest income also included $136 million related to higher fair value of investments supporting claims liabilities, which resulted in a similar increase to insurance claims.

PCL was $590 million, an increase of $101 million, or 21%, compared with the same period last year. PCL – impaired was $520 million, an increase of $64 million, or 14%, largely reflecting increased provisions in the personal lending portfolios, and volume growth. PCL – performing was $70 million, an increase of $37 million reflecting credit migration in the personal lending and business banking portfolios. Total PCL as an annualized percentage of credit volume was 0.28%, an increase of 3 bps.

Insurance claims and related expenses were $1,370 million, an increase of $237 million, or 21%, compared with the same period last year. The increase reflects changes in the fair value of investments supporting claims liabilities, less favourable prior years' claims development, and higher current year claims, partially offset by less severe weather-related events and the impact of changes to actuarial assumptions in the life and health business.

Reported non-interest expenses were $5,565 million, an increase of $1,022 million, or 22%, compared with the same period last year. The increase reflects charges related to the agreement with Air Canada and the acquisition of Greystone, additional employees supporting business growth, and increased investment in strategic technology initiatives, partially offset by restructuring costs in the prior year. On an adjusted basis, non-interest expenses were $4,897 million, an increase of $354 million, or 8%.

The reported and adjusted efficiency ratio for the period was 46.6% and 41.0%, respectively, compared with 41.1% for the same period last year.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 9

TABLE 8:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the six months ended
Canadian Dollars	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018
Net interest income	$2,231	$2,247	$1,977	$4,478	$3,917

Non-interest income[1]	677	701	654	1,378	1,357
Total revenue	2,908	2,948	2,631	5,856	5,274
Provision for credit losses – impaired	199	285	199	484	386

Provision for credit losses – performing	27	21	5	48	65
Total provision for credit losses	226	306	204	532	451
Non-interest expenses – reported	1,527	1,611	1,488	3,138	2,935
Non-interest expenses – adjusted[2]	1,527	1,611	1,472	3,138	2,914
Provision for (recovery of) income taxes – reported[1]	150	102	94	252	197

Provision for (recovery of) income taxes – adjusted[1,2]	150	102	98	252	202
U.S. Retail Bank net income – reported	1,005	929	845	1,934	1,691

U.S. Retail Bank net income – adjusted[2]	1,005	929	857	1,934	1,707
Equity in net income of an investment in TD Ameritrade – reported[1,3]	258	311	134	569	240

Equity in net income of an investment in TD Ameritrade – adjusted[1,4]	258	311	195	569	369
Net income – reported	1,263	1,240	979	2,503	1,931
Net income – adjusted	$1,263	$1,240	$1,052	$2,503	$2,076

U.S. Dollars
Net interest income	$1,676	$1,688	$1,551	$3,364	$3,084

Non-interest income[1]	507	528	513	1,035	1,068
Total revenue – reported	2,183	2,216	2,064	4,399	4,152
Provision for credit losses – impaired	150	214	158	364	306

Provision for credit losses – performing	20	16	3	36	50
Total provision for credit losses	170	230	161	400	356
Non-interest expenses – reported	1,148	1,209	1,167	2,357	2,311
Non-interest expenses – adjusted[2]	1,148	1,209	1,154	2,357	2,294
Provision for (recovery of) income taxes – reported[1]	112	77	73	189	153

Provision for (recovery of) income taxes – adjusted[1,2]	112	77	76	189	157
U.S. Retail Bank net income – reported	753	700	663	1,453	1,332

U.S. Retail Bank net income – adjusted[2]	753	700	673	1,453	1,345
Equity in net income of an investment in TD Ameritrade – reported[1,3]	195	235	107	430	189

Equity in net income of an investment in TD Ameritrade – adjusted[1,4]	195	235	154	430	291
Net income – reported	948	935	770	1,883	1,521
Net income – adjusted	$948	$935	$827	$1,883	$1,636
Selected volumes and ratios
Return on common equity – reported[5]	13.2%	12.6%	11.9%	12.9%	11.5%
Return on common equity – adjusted[2,4,5]	13.2	12.6	12.7	12.9	12.4
Net interest margin[6]	3.38	3.42	3.23	3.40	3.21
Efficiency ratio – reported	52.6	54.6	56.5	53.6	55.6

Efficiency ratio – adjusted	52.6	54.6	55.9	53.6	55.3
Assets under administration (billions of U.S. dollars)	$20	$19	$19	$20	$19

Assets under management (billions of U.S. dollars)	47	46	59	47	59
Number of U.S. retail stores	1,238	1,240	1,244	1,238	1,244

Average number of full-time equivalent staff	26,735	26,864	26,382	26,800	26,273

[1]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in an adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]

Adjusted U.S. Retail Bank net income excludes the following item of note: Charges associated with the Bank's acquisition of Scottrade Bank in the second quarter 2018 – $16 million ($12 million after-tax) or US$13 million (US$10 million after-tax) and first quarter 2018 – $5 million ($4 million after-tax) or US$4 million (US$3 million after-tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[4]

Adjusted equity in net income of an investment in TD Ameritrade in the prior year excludes the following items of note: The Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the second quarter 2018 – $61 million or US$47 million after-tax and first quarter 2018 – $68 million or US$55 million after-tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[5]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.
[6]

Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q2 2019 vs. Q2 2018

U.S. Retail reported net income for the quarter was $1,263 million (US$948 million), an increase of $284 million (US$178 million), or 29% (23% in U.S. dollars), compared with the second quarter last year. On an adjusted basis, net income for the quarter was $1,263 million (US$948 million), an increase of $211 million (US$121 million), or 20% (15% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 13.2%, compared with 11.9% and 12.7%, respectively, in the second quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $1,005 million (US$753 million) and $258 million (US$195 million), respectively.

The contribution from TD Ameritrade of US$195 million increased US$88 million, or 82%, compared with the second quarter last year, primarily due to higher asset-based revenue, charges associated with the Scottrade transaction in the same quarter last year, and decreased operating expenses, partially offset by lower trading volumes. Adjusted contribution from TD Ameritrade increased US$41 million, or 27%.

U.S. Retail Bank reported net income of US$753 million for the quarter increased US$90 million, or 14%, primarily due to higher revenue. U.S. Retail Bank adjusted net income increased US$80 million, or 12%.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 10

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,183 million, an increase of US$119 million, or 6%, compared with the second quarter last year. Net interest income increased US$125 million, or 8%, reflecting higher deposit margins and growth in loan and deposit volumes. Net interest margin was 3.38%, an increase of 15 bps, primarily due to higher deposit margins. Non-interest income decreased US$6 million, or 1%, largely due to net fund outflows impacting wealth management fees, partially offset by growth in other fee income.

Average loan volumes increased US$7 billion, or 5%, compared with the second quarter last year due to growth in personal and business loans of 3% and 6%, respectively. Average deposit volumes were up US$1 billion, compared with the second quarter last year, with growth in personal and business deposit volumes, offset by a decrease in sweep deposit volumes.

AUA were US$20 billion as at April 30, 2019, relatively flat compared with the second quarter last year. AUM were US$47 billion as at April 30, 2019, a decrease of US$12 billion, or 20%, reflecting net fund outflows including the impact of the strategic disposition of U.S. money market funds in the first quarter.

PCL for the quarter was US$170 million, an increase of US$9 million, or 6%, compared with the second quarter last year. PCL – impaired was US$150 million, a decrease of US$8 million, or 5%, primarily reflecting lower provisions for the commercial portfolio. PCL – performing was US$20 million, an increase of US$17 million, primarily reflecting higher volume growth in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.45%, flat compared with the second quarter last year.

Reported non-interest expenses for the quarter were US$1,148 million, a decrease of US$19 million, or 2%, compared with the second quarter last year, reflecting the elimination of the Federal Deposit Insurance Corporation (FDIC) deposit insurance surcharge, recovery of a legal provision, and charges associated with the Scottrade transaction in the same quarter last year, partially offset by higher investments in business initiatives. On an adjusted basis, non-interest expenses decreased US$6 million, or 1%, compared with the second quarter last year.

The reported and adjusted efficiency ratio for the quarter was 52.6%, compared with 56.5% and 55.9%, respectively, in the second quarter last year.

Quarterly comparison – Q2 2019 vs. Q1 2019

U.S. Retail net income of $1,263 million (US$948 million) increased $23 million (US$13 million), or 2% (1% in U.S. dollars), compared with the prior quarter. The annualized ROE for the quarter was 13.2%, compared with 12.6% in the prior quarter.

The contribution from TD Ameritrade was US$195 million, a decrease of US$40 million, or 17%, compared with the prior quarter, primarily due to lower trading volumes, increased operating expenses, and lower asset-based revenue.

U.S. Retail Bank net income for the quarter was US$753 million, an increase of US$53 million, or 8%, compared with the prior quarter, due to lower expenses and PCL, more than offsetting the reduction in revenue.

Revenue for the quarter decreased US$33 million, or 1%, compared with the prior quarter. Net interest income decreased US$12 million, or 1%, primarily due to the effect of fewer days in the quarter and lower net interest margin. Net interest margin was 3.38%, a decrease of 4 bps, primarily due to balance sheet mix. Non-interest income decreased US$21 million, or 4%, primarily reflecting a seasonal decline in personal banking fees.

Average loan volumes increased US$1 billion, or 1%, compared with the prior quarter, due to growth in business loans of 2%. Average deposit volumes decreased US$1 billion, with growth in personal deposit volumes of 3%, more than offset by a decrease in sweep deposit volumes of 4%.

AUA and AUM were US$20 billion and US$47 billion as at April 30, 2019, respectively, relatively flat to prior quarter.

PCL for the quarter decreased US$60 million, or 26%, compared with the prior quarter. PCL – impaired was US$150 million, a decrease of US$64 million, or 30%, primarily reflecting lower provisions for the commercial portfolio, coupled with seasonal trends in the credit card and auto portfolios. PCL – performing was US$20 million, an increase of US$4 million, or 25%, primarily reflecting migration from performing to impaired in the commercial portfolio in the prior quarter, partially offset by seasonal trends in the credit card portfolios. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.45%, a decrease of 14 bps.

Non-interest expenses for the quarter were US$1,148 million, a decrease of US$61 million, or 5%, compared with the prior quarter, reflecting recovery of a legal provision and fewer days in the quarter.

The efficiency ratio for the quarter was 52.6%, compared with 54.6% in the prior quarter.

Year-to-date comparison – Q2 2019 vs. Q2 2018

U.S. Retail reported net income for the six months ended April 30, 2019, was $2,503 million (US$1,883 million), an increase of $572 million (US$362 million), or 30% (24% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period increased $427 million (US$247 million), or 21% (15% in U.S. dollars). The reported and adjusted annualized ROE for the period was 12.9%, compared with 11.5% and 12.4%, respectively, in the same period last year.

Net income for the period from the U.S. Retail Bank and the Bank's investment in TD Ameritrade was $1,934 million (US$1,453 million) and $569 million (US$430 million), respectively.

The reported contribution from TD Ameritrade of US$430 million increased US$241 million, compared with the same period last year, primarily due to higher asset-based revenue, charges associated with the Scottrade transaction in the same period last year, and decreased operating expenses. Adjusted contribution from TD Ameritrade increased US$139 million, or 48%.

U.S. Retail Bank reported net income for the period was US$1,453 million, an increase of US$121 million, or 9%, compared with the same period last year, primarily due to higher revenue, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income increased US$108 million, or 8%.

Revenue for the period was US$4,399 million, an increase of US$247 million, or 6%, compared with same period last year. Net interest income increased US$280 million, or 9%, reflecting higher deposit margins and growth in loan and deposit volumes. Net interest margin was 3.40%, a 19 bps increase primarily due to higher deposit margins. Non-interest income decreased US$33 million, or 3%, as lower wealth management fees and investment income were partially offset by growth in personal banking fees.

Average loan volumes increased US$6 billion, or 4%, compared with the same period last year, due to growth in personal loans of 3% and business loans of 5%. Average deposit volumes increased US$3 billion, or 1%, reflecting 4% growth in both personal and business deposit volumes, offset by a 3% decrease in sweep deposit volume.

PCL was US$400 million, an increase of US$44 million, or 12%, compared with the same period last year. PCL – impaired was US$364 million, an increase of US$58 million, or 19%, primarily reflecting higher provisions for the commercial portfolio, coupled with volume growth, seasoning, and mix in the credit card portfolios. PCL – performing was US$36 million, a decrease of US$14 million, or 28%, primarily reflecting lower provisions for the auto portfolio and migration from performing to impaired in the commercial portfolio, partially offset by higher volume growth in the commercial portfolio. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 0.52%, an increase of 4 bps.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 11

Reported non-interest expenses for the period were US$2,357 million, an increase of US$46 million, or 2%, compared with the same period last year, reflecting investments in business initiatives, business volume growth, and higher employee-related costs, partially offset by productivity savings, the elimination of the FDIC deposit insurance surcharge, and recovery of a legal provision. On an adjusted basis, non-interest expenses increased US$63 million, or 3%.

The reported and adjusted efficiency ratio for the period was 53.6%, compared with 55.6% and 55.3%, respectively, for the same period last year.

TABLE 9:  WHOLESALE BANKING1

(millions of Canadian dollars, except as noted)	For the three months ended				For the six months ended
	April 30 2019	January 31 2019		April 30 2018	April 30 2019	April 30 2018
Net interest income (TEB)	$262	$173		$272	$435	$601

Non-interest income	625	409		615	1,034	1,176
Total revenue	887	582		887	1,469	1,777
Provision for (recovery of) credit losses – impaired	–	–		(8)	–	(8)

Provision for (recovery of) credit losses – performing	(5)	7		24	2	17
Total provision for (recovery of) credit losses	(5)	7		16	2	9
Non-interest expenses	597	602		516	1,199	1,042

Provision for (recovery of) income taxes (TEB)[2]	74	(10)		88	64	181
Net income (loss)	$221	$(17)		$267	$204	$545
Selected volumes and ratios
Trading-related revenue (TEB)	$411	$251		$475	$662	$990
Gross drawn (billions of Canadian dollars)[3]	24.5	23.4		22.1	24.5	22.1
Return on common equity[4]	12.5%	(0.9	) %	18.7%	5.6%	19.4%

Efficiency ratio	67.3	103.4		58.2	81.6	58.6

Average number of full-time equivalent staff	4,502	4,478		4,053	4,490	4,040

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps (CDS), and allowance for credit losses relating to the corporate lending business.
[4]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q2 2019 vs. Q2 2018

Wholesale Banking net income for the quarter was $221 million, a decrease of $46 million, or 17%, compared with the second quarter last year, reflecting higher non-interest expenses, partially offset by lower PCL.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $887 million, flat compared with the second quarter last year, reflecting higher advisory and underwriting fees, offset by lower trading-related revenue.

PCL for the quarter was a benefit of $5 million, a decrease of $21 million compared to the second quarter last year. PCL – impaired was nil in the current quarter compared to a net recovery of $8 million in the prior year, reflecting a recovery of provisions in the oil and gas sector. PCL – performing was a benefit of $5 million, a decrease of $29 million, primarily reflecting prior year credit migration.

Non-interest expenses were $597 million, an increase of $81 million, or 16%, compared with the second quarter last year reflecting continued investments supporting the global expansion of Wholesale Banking's U.S. dollar strategy and the impact of foreign exchange translation.

Quarterly comparison – Q2 2019 vs. Q1 2019

Wholesale Banking net income for the quarter was $221 million, an increase in net income of $238 million, compared with a net loss of $17 million in the prior quarter, reflecting higher revenue, lower PCL, and lower non-interest expenses.

Revenue for the quarter increased $305 million, compared with the prior quarter, reflecting higher trading-related revenue and advisory and underwriting fees as market conditions improved.

PCL for the quarter decreased by $12 million, compared to the prior quarter. PCL – performing was a benefit of $5 million, compared to a charge of $7 million in the prior quarter.

Non-interest expenses for the quarter decreased $5 million, or 1%, compared with the prior quarter, reflecting timing of employee-related costs and the impact of foreign exchange translation.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Wholesale Banking net income for the six months ended April 30, 2019, was $204 million, a decrease of $341 million, compared with net income of $545 million for the same period last year, reflecting lower revenue and higher non-interest expenses, partially offset by lower PCL.

Revenue was $1,469 million, a decrease of $308 million, or 17%, compared with the same period last year reflecting challenging market conditions in the first quarter of this year.

PCL was $2 million, a decrease of $7 million, compared with the same period last year. PCL – impaired was nil compared to a net recovery of $8 million last year, reflecting a recovery of provisions in the oil and gas sector. PCL – performing decreased by $15 million, primarily reflecting prior year credit migration.

Non-interest expenses were $1,199 million, an increase of $157 million, or 15%, compared with the same period last year. This increase reflects the revaluation of certain liabilities for post-retirement benefits recognized in the prior year, continued investments supporting the global expansion of Wholesale Banking's U.S. dollar strategy, and the impact of foreign exchange translation, partially offset by lower variable compensation.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 12

TABLE 10:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2019	January 31 2019	April 30 2018	April 30 2019	April 30 2018

Net income (loss) – reported[1]	$(161)	$(192)	$(163)	$(353)	$(797)
Pre-tax adjustments for items of note[2]
Amortization of intangibles	78	80	86	158	171

Impact from U.S. tax reform[1]	–	–	–	–	48

Total pre-tax adjustments for items of note	78	80	86	158	219

Provision for (recovery of) income taxes for items of note[1]	12	13	13	25	(375)
Net income (loss) – adjusted	$(95)	$(125)	$(90)	$(220)	$(203)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(176)	$(182)	$(189)	$(358)	$(387)
Other	81	39	81	120	148

Non-controlling interests	–	18	18	18	36
Net income (loss) – adjusted	$(95)	$(125)	$(90)	$(220)	$(203)
Selected volumes

Average number of full-time equivalent staff	16,710	16,229	14,574	16,466	14,454

[1]

In the first quarter of 2018, the reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments.

[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q2 2019 vs. Q2 2018

Corporate segment's reported net loss for the quarter was $161 million, compared with a reported net loss of $163 million in the second quarter last year. Reported net loss decreased primarily reflecting lower net corporate expenses and amortization of intangibles this quarter, partially offset by lower contribution from non-controlling interests. Net corporate expenses were lower largely reflecting lower net pension expenses in the current quarter. Adjusted net loss was $95 million compared with an adjusted net loss of $90 million in the second quarter last year.

Quarterly comparison – Q2 2019 vs. Q1 2019

Corporate segment's reported net loss for the quarter was $161 million, compared with a reported net loss of $192 million in the prior quarter. Reported net loss decreased primarily reflecting higher contribution from Other items, partially offset by lower contribution from non-controlling interests. Other items increased primarily reflecting higher revenue from treasury and balance sheet management activities and the positive impact of tax items in the current quarter. Adjusted net loss was $95 million compared with an adjusted net loss of $125 million in the prior quarter.

Year-to-date comparison – Q2 2019 vs. Q2 2018

Corporate segment's reported net loss for the six months ended April 30, 2019, was $353 million, compared with a reported net loss of $797 million in the same period last year. The decrease in reported net loss is primarily due to the impact from U.S. tax reform in the same period last year and lower net corporate expenses in the current period, partially offset by lower contribution from Other items and non-controlling interests. Lower contribution from Other items was partially due to lower revenue from treasury and balance sheet management activities in the current period. Net corporate expenses decreased primarily reflecting lower net pension expenses in the current period. Adjusted net loss for the six months ended April 30, 2019, was $220 million, compared with an adjusted net loss of $203 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 13

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca.en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Access to Quarterly Results Materials

Interested investors, the media and others may view the second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 23, 2019. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2019.jsp on May 23, 2019, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2019.jsp. Replay of the teleconference will be available from 3:30 p.m. ET on May 23, 2019, until 11:59 p.m. ET on Thursday, June 20, 2019 by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 4990143#.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with 13 million active online and mobile customers. TD had $1.4 trillion in assets on April 30, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Julie Bellissimo, Manager, Media Relations, 416-965-6050

TD BANK GROUP • SECOND QUARTER 2019 • EARNINGS NEWS RELEASE	Page 14